FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3P3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

April 17, 2007

Minco Silver announces an updated The Company announces an updated resource estimate for the Fuwan Silver Project in Guangdong Province, China.  This estimate has increased the overall tonnage of the Fuwan deposit from 19.0 million tonnes to 23.0 million tonnes. This is an increase of approximately 15.3 million ounces of contained silver of which 4.5 million tonnes (29.2 million contained silver ounces) were upgraded from the inferred category to the indicated category at an average grade of 203g/t silver.

The Registrant owns 45% of the shares of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated April 17, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Matthew Kavanagh

Date:   April 17, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	April 17, 2007

NEWS RELEASE

MINCO SILVER ANNOUNCES A 15% INCREASE IN THE RESOURCE ESTIMATE ON ITS FUWAN SILVER PROJECT

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to provide an updated resource estimate for the Fuwan Silver Project in Guangdong Province, China.  This estimate has increased the overall tonnage of the Fuwan deposit from 19.0 million tonnes to 23.0 million tonnes. This is an increase of approximately 15.3 million ounces of contained silver of which 4.5 million tonnes (29.2 million contained silver ounces) were upgraded from the inferred category to the indicated category at an average grade of 203g/t silver.

Details of the updated resources on the Changkeng and Fuwan properties are shown in table below:

Resource Estimate @ 50g/t Ag Cut-Off Grade.

Resource Area & Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permits Indicated	4,477,000	203	29,206,000	0.20	0.18	0.53
Total Indicated	4,477,000	203	29,206,000	0.20	0.18	0.53

Fuwan Permits Inferred	13,845,000	180	80,307,000	0.25	0.22	0.58
Changkeng Permit Inferred ***	4,106,000	142	18,744,000	0.58	0.21	0.74
Total Inferred	17,951,000	172	99,051,000	0.32	0.22	0.61

*** The resources reported on the Changkeng permit represent 51% of the actual resources that reflect the proportion of ownership by Minco Silver Corporation that would be realized upon establishing the Changkeng JV.  The total Changkeng permit inferred silver resources are 8,051,000 tonnes and 36,753,000 ounces of silver.

(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(2)

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The purpose of updating the resource estimate was to:

•

Take into consideration the recently completed Phase I, II and III drilling by Minco Silver Corporation; and

•

Estimate silver resources that reflect Minco Silver’s current exploration permit holdings.

Diamond drill data from a total of 272 holes were used for the resource calculation of which 65 holes were from the Phase I, II and III drill programs conducted by the Company. The Phase II and III drilling was undertaken on an 80m x 80m grid so as to allow resource definition in a location to be designated as an initial mining area.

The resource updates were defined using the March 2007, 24 month trailing average metal prices of US$10.23/oz Ag, US$553/oz Au, US$0.56/lb Pb and US$1.18/lb Zn. Costs of $10.00/tonne for mining, $8.00/tonne for processing and $3.50/tonne for G&A for a total of $21.50/tonne and a process recovery of 94% for Ag, along with Au, Pb & Zn credits of approximately $6.00/tonne were utilized to derive a cut-off grade of 50 g/t Ag.

The 51% interest in the silver dominant mineralization residing on the Changkeng exploration license (Changkeng Silver Assets) and held by Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”), was assigned to Minco Silver by Minco Gold pursuant to the assignment agreement dated August 20, 2004.  This 51% interest is held by Minco Gold pursuant to the Changkeng joint venture agreement being made among Minco Gold Corporation, Guangdong Geological Exploration and Development Corp. (“GGEDC”) and two other unrelated Chinese parties. As of the date of this News Release, the Changkeng JV had not yet been established and no contract has been entered into by the parties to the Changkeng JV Agreement with 757 Team to acquire the Changkeng Permit or a permit in respect of the silver mineralization on the Changkeng Property.

The mineral resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

The resource update was prepared by independent “Qualified Persons”, Eugene Puritch, P.Eng., Antoine Yassa, P.Geo. and Tracy Armstrong, P.Geo. of P & E Mining Consultants Inc. of Brampton, Ontario.  The authors of the current resource estimate reviewed original assay certificates from core samples and check samples and collected their own site visit verification samples.  It is the report authors’ opinion that the data have been adequately verified for the purposes of an NI 43-101 resource estimate and all historic and current data were found to be reliable, with an acceptable level of reproducibility.  This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board and designated Qualified Person. An NI 43-101 compliant updated resource estimate technical report will be available on SEDAR within 45 days of this press release.

About Minco Silver

Minco Silver Corporation is a TSX company focusing on the acquisition and development of silver dominant projects in China. The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH) and Silver Standard Resources (TSX:SSO).  For more information on Minco and our properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.